Exhibit For Sub-Item 77n Of Form N-SAR

Actions Required to be Reported Pursuant to Rule 2a-7

[INSERT NAME OF APPLICABLE SERIES] (the "Series")


Report of Actions Taken With Respect to Defaulted
 Securities Held During The Period:

On February 11, 2008, Whistlejacket Capital LLC
(Whistlejacket), a structured investment vehicle, experienced an "enforcement event" that led to the appointment of a receiver to manage
Whistlejacket's operations.  On February
12, 2008, two nationally recognized statistical rating organizations downgraded the ratings of the medium term notes (Notes) issued by Whistlejacket, including Notes held by the Series. As a result of the downgrade, the Notes are no longer money market fund eligible securities pursuant to Rule 2a-7 under the Investment Company Act of 1940. As required under Rule 2a-7, the Board of Trustees of the Series met on February 12, 2008 and, based on the recommendation of the Series' investment adviser, determined that it was not in the best interest of the Series to dispose of the Notes at that time. On February 15, 2008, the security trustee of Whistlejacket notified the Series that an insolvency acceleration event had occurred and, as a result, the Notes were in default. As required under Rule 2a-7, the Board of Trustees of the Series met on February 21, 2008 and, based on the recommendation of the Series' investment adviser, determined that it was not in the best interest of the Series to dispose of the Notes at that time.

Securities Held on the Final Day of
the Reporting Period that are not
Eligible Securities:

Whistlejacket Capital LLC